Mail Stop 6010   February 20, 2008

Mr. Monte B. Tobin
Chief Executive Officer
Mach One Corporation
6430 Congress Drive
West Bend, Wisconsin 53095

     Re: **Mach One Corporation**
            Registration Statement on Form SB-2
            Amendment no. 2 filed January 25, 2008
            File No. 333-146744

Dear Mr. Tobin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. We note pre-effective amendment number 2 filed January 25, 2008 is marked as amendment no. 1 and bears the date of October 15, 2007. We also note that pre-effective amendment no. 1 filed on December 7, 2007 also bears the date of October 15, 2007. Please mark your future amendments in consecutive sequence. In addition, the date of filing indicated on your filings should reflect the approximate date on which the filing is made with the Commission. Moreover,

the date of the signatures should be reasonably concurrent with the filing of the amendment.

2. The cover letter submitted with pre-effective amendment no. 2 is unsigned and bears the date of December 7, 2007. As indicated above, please conform your correspondence to the approximate date of filing with the Commission. In addition, please indicate who is submitting the responses on behalf of the registrant and provide contact information in the event additional clarification or information is necessary.

3. We have read your response to comment two. Please note that you need to include the accountant's report for the two years ended December 31, 2006 as well as a currently dated consent for the use of this report in all amendments that you file. In addition, please have your accountant revise the language in the accountant's review report for the period ended September 30, 2007 to conform with AU Section 722. Specifically, the last sentence in the first paragraph should state that the interim financial information is the "responsibility" of the Company's management rather than the "representation." The third paragraph should refer to the "accounting principles generally accepted in the United States of America." Please include a letter from your accountant regarding unaudited interim financial information that complies with the requirements of Item 601(b)(15) of Regulation S-B. Finally, please file an updated consent from your accountant for the review report that reflects the period ended September 30, 2007. The consent filed with this amendment references the period ended November 30, 2007.

4. We note your response to comment 3, however we are unable to locate any indication that Mach One has previously conducted a public offering registered with the Commission. Please advise or revise.

5. Please update the disclosure to provide the last reported market price as of the most recent date practicable.

6. The date of the prospectus reflected at the bottom of the cover page should be reasonably concurrent with the date of the filing.

7. Please confirm whether the prospectus will be used before the effective date of the registration statement. If it will be used prior to effectiveness, please include the statements requested by Item 501(a)(10) of Regulation S-B.

8. Please update the financial information throughout the filing and your financial statements to include audited financial statements for the year ended December 31, 2007. Please note that we will not issue any further comments until the year end financial statements are provided.

Prospectus Summary, page 2

9. Please update the information provided to the most recent date practicable.

Our Business, page 2

10. We note your response to comment 6 and reissue the comment. In this regard, we note specifically the absence of any discussion concerning your products which contain vitamins, minerals or herbs.

11. We note your response to comment 7 and reissue the comment. You have not described the specific substances your equipment measures or the specific unhealthy conditions that may be indicated depending upon the levels of these substances. In addition, while your response indicates your testing business is being phase out and discontinued, the discussion in the prospectus merely states the testing business would no longer be the major thrust of your business apparently because it was not as profitable as the business division you recently acquired from BioQual. Please revise the discussion to accurately describe you present and anticipated business activities.

12. We note your response to comment 8 and reissue the comment in part. You have not discussed the difference between colostral replacement therapy and colostrum supplements.

13. We note your response to comment 10 and reissue the comment in part. You have not described the material terms of the acquisition of the product lines from BioQual.

14. If true, please expand the discussion to clarify that all of your revenues to date have been derived from the sales of diagnostic and monitoring equipment, that you have discontinued such sales, and that your current business is solely the sale of colostrum replacement products from which activity you have received no revenues.

"We may not be able to obtain sufficient funding…," page 4

15. We note your response to comment 15 and reissue the comment. We can not locate the discussion of your business plan.

"We have newly formed sales, marketing and distribution capability…," page 4

16. We note your response to comment 17 and reissue the comment. What do you mean by the phrase formulation of your sales, marketing and distribution capabilities?

17. Please explain what you mean by the statement "veterinary technicians oversee the sales cycle…."

"We may not be able to compete effectively…," page 4

18. We note your response to comment 21 and reissue the comment in part. Please discuss how your competitors' products are marketed and compare this method with your marketing approach.

19. We note this last sentence of your risk factor discussion. Please expand the discussion in your business section to explain how your business model addresses the problem of a potential limited supply of Grade "A" colostrum.

"Dealer Compensation," page 9

20. We note your response to comment 27 and reissue the comment. Please revise the risk factor heading so it describes the risk that follows in the discussion.

Marketing Focus, page 11

21. We note your response to comment 33. We also note your revisions do not address the role of your president in marketing your products as described in the risk factor section. Please revise or advise.

Management, page 14

22. We note your response to comment 44 and reissue the comment in part. Please indicate the percentage of equity ownership to be received by TCAA and how many shares of Mach One TCAA received.

23. Please tell us supplementally the ownership interest, either directly or indirectly, Mr. Tobin owns in TCAA.

Selling Shareholders, page 15

24. We note footnote 1 on page 16. Tell us why you have used the stock price as of October 13, 2007 instead of a more recent date. It would appear the number of shares into which the notes are convertible would be greater in view of the current lower stock price. Please advise or revise.

Management's Discussion and Analysis or Plan of Operation
Overview, page 19

25. We note your response to comment 67 and reissue the comment in part.
    Please discuss the specific consideration you paid for the acquisition of VDx.

26. We note your response to comment 70 and certain press releases concerning
    the acquisition of a facility in Visalia, California. Please tell us whether you did
    acquire such a facility and its current status. We may have additional comments.

Results of Operations, page 20

Nine-Month Period Ending September 30, 2007 Compared to Nine-Month Period Ending
September 30, 2006, page 20

27. We have read your response to comment 71 and your revised disclosures.
    Please expand your disclosure to explain the increase in cost of goods sold for
    the nine months ended September 30, 2007 from September 30, 2006 and why
    there was such a large increase from the cost of goods sold balance for the six
    months ended June 30, 2007.

Liquidity and Capital Resources, page 20

28.   We have read your response to comment 72 and your revised disclosures. We
       did not see additional disclosures regarding the factors that caused your cash
       flows from operations, investing activities, and financing activities to change
       for the periods presented. Please provide us a page reference or include this
       information in your next amendment.

29.   Please explain the difference between the $630,000 disclosed here and the
       $625,000 disclosed on pages 19 and 31. Since this amount is payable over
       five years, please explain why the entire amount has been classified as a
       current liability.

Employment Agreements, page 23

30. Please expand the discussion to indicate when the five year employment
    agreement began.

31. We note the compensation paid to Mr. Tobin is less than that stated in his
    employment agreement. Please explain how the differential is such amount is
    treated.

Consolidated Balance Sheets, page 25

32. We have read your response to comment 77. Since the final payment was due on November 2006 and apparently paid before year-end based on your Statement of Cash Flows, it is not clear why this was classified as a prepayment at December 31, 2006. Please explain or revise your financial statements.

Consolidated Statements of Operations, page 27

33. We have read your response to comment 79. We could not locate the number of shares used in calculating the loss per common share for each period presented in your notes or in the financial statements. We also could not locate a reconciliation of how you calculated the number of shares and disclosure of the number of anti-dilutive shares left out of the calculation because they would be anti-dilutive. Please provide us with a page reference or revise your document. Finally, please explain the change in the weighted average number of common shares outstanding for the year ended December 31, 2006 from 45,426,651 in your initial filing to the 72,526,651 disclosed on page 3.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page 28

34. We have read your response to comment 80 which was already disclosed in Note 1. Please verify for us whether this merger represents the acquisition of a private operating company by a public shell company. If so, such a transaction is treated as a recapitalization with the shares being treated similar to a reverse acquisition. In such a scenario the 30 million shares issued in connection with the merger are treated as outstanding for all periods presented and treated as such for the earnings per share calculation due to the recapitalization accounting. Please revise or advise. Finally please revise the heading of this statement from June 30 to September 30.

35. Refer to your response to comment 81. Please explain to us what took place in this transaction and why it does not appear to be discussed in the notes to your financial statements.

36. We have read your response to comment 82. Please provide to us your analysis that supports the "illiquidity discount" applied to these shares including how you determined the appropriateness of the 20% discount applied. Clarify for us whether this discount was only applied to sales of securities or if it was applied to shares issued as compensation as well. Include any references to the applicable authoritative literature that supports this treatment.

37.   Please expand your disclosure in the filing to include the beneficial conversion expense that was recorded in connection with the convertible notes. We note on page 20 that the beneficial conversion is calculated as the difference between the conversion price and the actual market price of the stock at conversion. Please tell us the amounts that were used to arrive at the $150,000 expense. Also please tell us why you did not use the market price of the stock at the commitment date instead of the "market price of the stock at conversion" as disclosed on page 20. Please explain to us how the accounting applied complies with EITF 98-5 and 00-27.

Consolidated Statements of Cash Flows, page 30

38.   You did not provide a response for comment 83. Please address this comment in your next amendment.

Notes to Financial Statements, page 31

Note 1 – Organization and Summary of Significant Accounting Policies, page 31

39.   We have read your response to comment 84 and your revised disclosures. Please disclose whether the entire $250,000 was allocated to property and equipment. On page 20 you disclose that amortization expense increased due to the acquisition of the BioQual equipment. Please explain to us why this would not have been included in the depreciation expense line item on the statement of operations. Please disclose the balances, depreciation methods and periods for each major class of depreciable assets. Also provide to us you analysis under Items 3-10(c) and (d) of Regulation S-B of the need to provide financial statements or pro forma information related to this acquisition.

12% Convertible Notes, page 31

40.   Refer to your response to comment 86. Please provide to us your analysis under the guidance of SFAS 150 and SFAS 133 of the convertible instruments issued. To the extent that EITF 98-5 and EITF 00-27 become applicable, provide to us you analysis of the application of that literature.

Stock-Based Compensation, page 32

41.   We have read your response to comment 87 and your revised disclosures. We could not locate disclosure of the amount of expense related to share-based payment arrangements including shares issued as compensation included in the specific line items in the financial statements. Please revise or advise.

Item 26. Recent Sales of Unregistered Securities, page 38

> 42. We note your response to comment 93. We also note the promissory "note has a five year repayment schedule at 12% interest that begins after all principal amounts are received." Please expand the discussion to explain how this feature operates. For example, if interest payments do not begin until all principal payments are paid, from what period of time and on what amount is interest, if any, calculated? We may have additional comments.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Jim Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David C. Thomas, Esq.
        Pryor Cashman LLP
        410 Park Avenue, 10th Floor
        New York, New York 10022